centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	14 December, 2007
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

07028771

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

RECEIVED
2007 DEC 21 A 9:35

dw 12/27

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

14 December 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

14 December 2007

CENTRICA FULL YEAR 2007 TRADING UPDATE

Centrica plc has today issued the following trading statement ahead of entering close period on 1 January 2008.

Overall the company has performed well in 2007 although market conditions have become more challenging in recent months as wholesale gas prices have risen. This has altered the mix of the Group's profits significantly, leaving underlying pre-tax results* in line with expectations but with a slightly increased effective tax rate.

British Gas Residential has continued to add customers in the second half, regaining the number lost in the first quarter, and we now once again serve 16.0 million customer accounts. This is partly due to the lead British Gas took in lowering retail tariffs twice in March and April 2007 and partly to the improving customer service. Although we have made substantial progress here, improving customer service further remains a key priority. We remain on track to achieve our cost reduction targets.

The higher wholesale gas prices have reduced margins for gas and power sales in the UK residential market. Nevertheless, we still expect British Gas Residential to be profitable in the second half of this year, with full year margins still above the long run expectations due to the strong first half. Looking forward, the high wholesale prices will, if sustained, create a more difficult environment for retail energy suppliers in the UK going into 2008. We will continue to monitor this with regard to future pricing policy.

In Centrica Energy the high wholesale energy prices in the second half have resulted in increased gas and oil production volumes and we currently expect the total 2007 hydrocarbon production levels to be slightly ahead of 2006. In contrast, although the legacy Industrial and Commercial gas supply contracts are expected overall to make a small positive contribution in the second half, they moved back into a loss position in the fourth quarter due to the higher gas price and, at current forward prices, would be increasingly loss-making in 2008. The power generation segment is expected to be around break even in the second half, with the result impacted by lower realised spark spreads and higher levels of plant outages.

The rest of the Group has continued to perform well. Both British Gas Services and British Gas Business have had a strong second half and are forecast to deliver full year operating profit ahead of expectations. The North American business is expected to be marginally ahead of the 2006 full year result, despite the negative impact of foreign exchange translation.

Underlying interest charges in the second half are below expectations. However, the results will also include the impact of prepaying the finance lease on the Humber power station, which will simplify the Group's debt structure, as well as generating a positive net present value and earnings impact over the remaining life of the plant. Although this has no material impact on the level of net debt, it will result in a one-off additional interest charge of around £40 million and, as a result, will reduce earnings per share* by 0.6 pence.

Excluding the impact of the Humber lease prepayment, the Group's 2007 pre-tax results* are in line with expectations, with the reduction in UK residential margins in the second half of the year offset by the stronger performance from Centrica Energy and the lower underlying interest charge. However, the shift in profits from downstream to the more highly taxed upstream is expected to increase the Group's 2007 tax rate from current market forecasts to just under 40%.

The Company will announce its 2007 full year results on 21 February 2008.

Enquiries:
Centrica Investor Relations 01753 494900 Centrica Media Relations 0845 072 8001

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements and, for underlying pre-tax results excluding the one-off impact of the Humber lease prepayment

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 December, 2007
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**4** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED
2007 DEC 21 A 9:27

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 December 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 20 December 2007 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 December 2007 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	51	623,718
Sam Laidlaw	52	341,964
Nick Luff	51	200,255
Jake Ulrich	51	861,229
Persons Discharging Managerial Responsibility		
Grant Dawson	51	277,960
Catherine May	51	6,197
Anne Minto	51	195,698
Chris Weston	51	133,947

* The 'Number of Shares Acquired' includes 34 Partnership shares (35 Partnership shares for Sam Laidlaw with a higher residual balance) acquired at 359.75 pence per share and 17 Matching shares acquired at 366.42 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 9,000 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards December's allocation of Matching shares. The Directors listed above, together with some 5,168 other employees, are participants in the SIP and are potentially interested in the remaining 570 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

END